May 6, 2022

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4546

Washington, D.C. 20549

Attn:  Ms. Celeste Murphy

Mr. Michael Davis

Re:	Sensei Biotherapeutics, Inc.

Registration Statement on Form S-3

File No. 333-263567

Withdrawal of Acceleration Request

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on May 4, 2022, in which we requested the acceleration of the effective date of the above-referenced registration statement for Friday, May 6, 2022, at 4:00 p.m. Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such registration statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

[Signature page follows]

Very truly yours,

Sensei Biotherapeutics, Inc.

By:	/s/ Erin Colgan
Erin Colgan
Chief Financial Officer

cc:	John Celebi, Sensei Biotherapeutics, Inc.
Mark Ballantyne, Cooley LLP
Michael Tenta, Cooley LLP